November 1, 2019

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:       Division of Corporation Finance

Re:	Clip Interactive, LLC (CIK: 0001554818)
Draft Filing of Registration Statement

Dear Sir/Madam:

Clip Interactive, LLC hereby confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any roadshow, as that term is defined in Securities Act Rule 433(h)(4), and at least 15 days prior to the anticipated effective date of the registration statement.

Very truly yours,

Clip Interactive, LLC

By: /s/ Michael Lawless

Michael Lawless, CEO